UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

ebank Financial Services, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
278608104
(Cusip Number)
Edward L. Terry
c/o Davis Terry Management Company, LLC
2401 Lake Park Drive #355
Smyrna, GA 30080
770-437-4100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 13, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	278608104	Page	1	of	2

1	NAMES OF REPORTING PERSONS: Edward L. Terry

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		2,043,532

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,043,532

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,043,532

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

28.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	278608104	Page	2	of	2

1	NAMES OF REPORTING PERSONS: Elaine C. Terry

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,043,532

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

2,043,532

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,043,532

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

28.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Schedule 13D
          This Amendment No. 7 to Schedule 13D amends the Schedule 13D (the “Schedule 13D”) filed on June 15, 2004 by a group consisting of Edward L. Terry, Elaine C. Terry, Davis Terry, LP, Davis Terry Management Company, LLC and EMT Properties, Inc. Profit Sharing Plan (collectively, the “Reporting Persons” or the “Group”) as amended on May 25, 2005, July 7, 2005, July 13, 2005, September 16, 2005, September 29, 2005, and November 8, 2005 and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, all capitalized terms used, but not defined herein, have the meanings ascribed to such terms in the Schedule 13D. “No material change” means no material changes to the responses contained in the Schedules previously filed by the Group.
Item 1. Security and Issuer.
          No material change.
Item 2. Identity and Background.
          No material change.
Item 3. Source and Amount of Funds or Other Consideration.
          Since the filing of Amendment No. 6 to Schedule 13D on November 8, 2005, which reported share purchases and transfers through October 28, 2005, and through September 15, 2006, Edward L. Terry, in his individual capacity, purchased 153,500 additional shares on the open market using personal funds, at prices ranging from $1.00 to $1.39 per share, for a total expenditure of $174,190.00.
Item 4. Purpose of Transaction.
          As disclosed in the Schedule 13D filed on June 15, 2004 and in the amended Schedule 13Ds filed on May 24, 2005, July 7, 2005, July 12, 2005, September 16, 2005, September 29, 2005, and November 8, 2005, the Reporting Persons were once subject to the terms of a Rebuttal of Presumption of Control with the Office of Thrift Supervision (“OTS”) under which the Group could acquire no more than 24.99% of the Company’s outstanding shares. Also as disclosed previously, Edward L. Terry, certain of Mr. Terry’s affiliates, and Gary R. Rhineheart, in conjunction with Messrs. Terry and Rhineheart’s filing of a Notice of Change in Control with the OTS, are parties to a Standstill Agreement with the Company, the terms of which permit Mr. Terry and Mr. Rhineheart to purchase, individually, up to a combined total of 33% of the Company’s voting securities in the market, and, so long as they own at least 25% of the Company’s voting securities, to elect one person as a director of the Company. Messrs. Terry and Rhineheart received notice on September 7, 2005, in the form of a letter from the OTS dated September 2, 2005, that the OTS did not intend to disapprove the Notice of Change in Control. The Standstill Agreement, which was conditioned on OTS approval of the Messrs. Terry’s and Rhineheart’s Notice of Change in Control, is now in effect. The purchases of additional shares reported herein have been made by Mr. Terry as permitted under the terms of the above-referenced agreements.
          In addition to the Reporting Persons named herein, Mr. Gary R. Rhineheart may be deemed to be part of the Group. As mentioned above, Mr. Rhineheart, a business associate of Edward L. Terry, jointly filed the Notice of Change in Control with Mr. Terry. The Group disclaims beneficial ownership of any and all shares owned, directly or indirectly, by Mr. Gary Rhineheart.
          Other than as described above, the Group does not have any present plans or proposals that relate to or would result in the following: the acquisition of additional securities of the Issuer, except as permitted under the terms of the Standstill Agreement and the Notice of Change in Control; the disposition of securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer’s business or corporate structure; changes in the Issuer’s charter or by-laws or other actions that might impede the acquisition of control of the Issuer; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any other similar action.
Item 5. Interest in Securities of the Issuer.
     (a) The Reporting Persons beneficially own an aggregate 2,043,532 shares of the Issuer’s common stock, or approximately 28.5% of the Issuer’s common stock outstanding, based on information provided by the Issuer on request that 7,162,107 shares were outstanding on September 19, 2006. The number and percentage of shares beneficially owned by each of the Reporting Persons is as set forth on the cover pages of this Schedule 13D and such information is incorporated herein by reference. Each of the Reporting Persons expressly disclaims beneficial ownership of any and all shares owned, directly or indirectly, by Gary R. Rhineheart.
     (b) Edward L. Terry has direct beneficial ownership and sole voting power of the 2,043,032 shares of common stock reported herein.
          Elaine C. Terry may be deemed to have beneficial ownership of the 2,043,032 shares of common stock owned by her husband, Edward L. Terry.
     (c) Since the filing of a Schedule 13D/A on November 8, 2005, using his personal funds, Mr. Terry acquired the following shares on the open market, on the date and at the prices indicated:

Date	Shares	Price
5/26/2006	1,000	$1.39	$1,390.00
8/30/2006	500	$1.20	$600.00
8/30/2006	1,500	$1.20	$1,800.00
8/30/2006	2,500	$1.20	$3,000.00
8/30/2006	1,000	$1.20	$1,200.00
8/30/2006	500	$1.15	$575.00
9/1/2006	500	$1.25	$625.00
9/1/2006	10,000	$1.25	$12,500.00
9/1/2006	9,500	$1.25	$11,875.00
9/1/2006	500	$1.25	$625.00
9/1/2006	1,000	$1.25	$1,250.00
9/1/2006	1,000	$1.25	$1,250.00
9/13/2006	10,000	$1.10	$11,000.00
9/13/2006	5,000	$1.10	$5,500.00
9/13/2006	5,000	$1.10	$5,500.00
9/13/2006	5,000	$1.10	$5,500.00
9/13/2006	5,000	$1.10	$5,500.00
9/13/2006	5,000	$1.10	$5,500.00
9/13/2006	5,000	$1.10	$5,500.00
9/13/2006	5,000	$1.15	$5,750.00
9/13/2006	5,000	$1.15	$5,750.00
9/13/2006	5,000	$1.15	$5,750.00
9/13/2006	5,000	$1.15	$5,750.00
9/13/2006	5,000	$1.15	$5,750.00
9/13/2006	5,000	$1.15	$5,750.00
9/13/2006	10,000	$1.20	$12,000.00
9/13/2006	10,000	$1.20	$12,000.00
9/14/2006	5,500	$1.05	$5,775.00
9/14/2006	4,500	$1.05	$4,725.00
9/14/2006	5,000	$1.05	$5,250.00
9/14/2006	5,000	$1.05	$5,250.00
9/15/2006	4,000	$1.00	$4,000.00
9/15/2006	5,000	$1.00	$5,000.00
9/15/2006	5,000	$1.00	$5,000.00

	153,500		$174,190.00
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          Messrs. Terry and Rhineheart are subject to the provisions of both the Notice of Change in Control and the Standstill Agreement in which they agreed, as a group, to limit their ownership to 33% of the outstanding voting shares of the Company, as calculated pursuant to 12 C.F.R. § 574.2(u).
Item 7. Material to be Filed as Exhibits.
Previously filed.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Edward L. Terry

Date: September 20, 2006

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Elaine C. Terry

Date: September 20, 2006